CHINA RENEWABLE ENERGY HOLDINGS, INC.
                           RM 286, 2/F, SHUI ON CENTRE
                                6-8 HARBOUR ROAD
                               WANCHAI, HONG KONG


                                                              September 24, 2008

                                    "CORRESP"

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Ramin M. Olson, Attorney-Advisor
                  John Fieldsend, Attorney-Advisor
                  H. Christopher Owings, Assistant Director
                  Anthony Watson, Staff Accountant
                  Robyn Manuel, Senior Staff Accountant

         Re:      China Renewable Energy Holdings, Inc.
                  Amendment No. 2 to Registration Statement on Form S-1 Filed August 26, 2008
                  File No. 333-150544
                  Quarterly Report on Form 10-Q for the Period Ended June 30, 2008 Filed August 14, 2008 File No. 0-52918

Ladies and Gentlemen:

         Reference is made to Amendment No. 2 to the registration statement on Form S-1 ("Registration Statement") filed by China Renewable Energy Holdings, Inc. ("CREH", the "Company", "we", "us" or "our") on August 26, 2008, and the Staff's comments under cover of its letter dated September 23, 2008.

         Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement ("Amendment No. 2") which includes updated disclosure, including in response to the Staff's comments of September 23, 2008. Please note that the Company has a new temporary principal executive office, and address, which has been included in Amendment No. 3. For ease of reference, we have used the same numeric sequence to correspond with the Staff's numbered comments in its September 23, 2008 letter. Under separate cover the Company is delivering hard copies of such filing[s] marked to show the changes and keyed to the staff's comments.

         In response to the Staff's comments, please be advised as follows:

Amendment No. 2 to Form S-1

Outside Back Cover Page
-----------------------

1. We note your response to comment 3 in our letter dated July 30, 2008. Please include the Dealer Prospectus Delivery Obligation statement as required by 502(b) of the Regulation S-K.

RESPONSE: We have revised Amendment No. 3 to provide the dealer prospectus delivery obligation statement to the outside back cover page.

Selected Consolidated Financial Data, page 6
--------------------------------------------

2. We note that total liabilities as of December 31, 2006 and the weighted average number of shares outstanding for the six months ended June 30, 2006 differ from the amounts reflected in your financial statements as of and for these same periods. Please revise to address this inconsistency.

RESPONSE: We believe your reference to June 30, 2006 should have referenced June 30, "2007". We have revised Amendment No. 3 to correct the typographical errors in the Selected Consolidated Financial Data table.

Combined Statements of Cash Flows, page F-19
--------------------------------------------

3. We note your response to comment 20 in our letter July 30, 2008. Please revise your statements of cash flow for each period.

RESPONSE: As requested, we have revised the statements of cash flow, and footnotes thereto, for each period.

This will confirm that the Company understands and will amend, prior to requesting effectiveness of the Registration Statement, the Form 10-K for the year ended December 31, 2007 and the Form 10-Q for the three months ended March 31, 2008 to reflect the above referenced revisions. At such time as the staff has no further comments on the financial statements that may give rise to any other revisions, the Company will file an amended Form 10-K for the year ended December 31, 2007 and an amended Form 10-Q for the three months ended March 31, 2008.

Form 10-Q for the Period Ended June 30, 2008
--------------------------------------------

Item 4T.  Controls and Procedures, page 20

4. We note your responses to comments 22 in our letter dated July 30, 2008. In your Controls and Procedures section of your quarterly report for the period ended June 30, 2008, you state that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Also you state that your "President who also serves as your principal financial and accounting officer" concluded that your disclosure controls and procedures "were effective". Please confirm for us, if true, that your "principal executive officer" and "principal financial officer" concluded that your disclosure controls and procedures were effective at the reasonable assurance level for which they were designed. Further, please confirm for us that you will include this revised disclosure in future filings.

RESPONSE: This will confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our "principal executive officer" and "principal financial officer" concluded that our disclosure controls and procedures were effective at the reasonable assurance level for which they were designed. We also confirm that we will include this revised disclosure in future filings.

         The Company further acknowledges that:

(a) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

         We trust the foregoing is fully responsive to the staff's comments.

         If you have any further questions or comments, please contact the undersigned or our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly LLP, 2200 Corporate Boulevard, N.W., Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

                                                  Yours very truly,

                                                  CHINA RENEWABLE ENERGY
                                                  HOLDINGS, INC.

                                                  /s/ Allen Huie
                                                  Allen Huie
                                                  Chief Executive Officer
Enclosures

cc:      Roxanne K. Beilly, Esq.